U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF

SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of

The Securities Exchange Act of 1934

BIG CAT MINING CORPORATION

(formerly Big Cat Investment Services, Inc.)

(exact name of registrant as specified in its charter)

NEVADA

(State or other jurisdiction of incorporation or organization)

98-0205749

(I.R.S. Employer Identification Number)

7928 Rowland Road, Edmonton, Alberta, T6A 3W1 Canada

(Address of principal executive offices)

Telephone: (780)414-0763

(Issuer's telephone number)

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, Par Value $0.0001 Per Share

(Title of Class)

TABLE OF CONTENTS

PART I 3

Item 1. Description of Business 3

Business Development 3

Description of our Business 3

Item 2. Plan of Operation 4

Technical Terms Glossary 5

General Background on Wollastonite 7

World Production and Markets 8

Mining and Processing 9

Project Infrastructure 13

Recommended Work Program 14

Item 3. Description of Property 16

Office Premises 16

Location and Access 16

Tenure Status 16

Physiography and Climate 17

History of Exploration 17

Geology 18

Mineralized Material Calculation 21

Mineralogy 23

FIGURE 1 - Map of British Columbia showing the location of the Big Cat Wollastonite Property. 25

FIGURE 2 - 1:50,000 scale map showing the Big Cat Wollastonite Property 26

FIGURE 3 - Legal Survey of the Claims 27

FIGURE 4 - Geology of the Zippa Mountain Pluton and Wollastonite Skarns 28

FIGURE 5 - Map of the Bril Wollastonite Deposit 29

Item 4. Security Ownership of Certain Beneficial Owners and Management 30

Item 5. Directors and Executive Officers, Promoters and Control Persons 30

Item 6. Executive Compensation 31

Item 7. Certain Relationships and Related Transactions 31

Item 8. Description of Securities 31

PART II 32

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters 32

Item 2. Legal Proceedings 33

Item 3. Changes in and Disagreements with Accountants 33

Item 4. Recent Sales of Unregistered Securities 33

Item 5. Indemnification of Directors and Officers 34

PART - FINANCIAL STATEMENTS 35

PART III 46

Item 1. Index to Exhibits 46

SIGNATURES 46

PART I

Item 1. Description of Business

Business Development

We were incorporated on June 19, 1997 under the laws of the State of Nevada to engage in any lawful corporate purpose. We changed our name to "Big Cat Mining Corporation" on July 31, 2001. On September 28, 2001, we entered into a mineral option agreement with Whitegold Natural Resource Corp. ("Whitegold") of Vancouver, British Columbia to acquire a 50% interest in 14 Wollastonite Claims in the Big Cat Mining Division of British Columbia. We have named our initial property acquisition the Big Cat Property. This acquisition is the first material business which we have undertaken. We are a mineral exploration company and seek to finance and develop our interest in the Big Cat Property. There is no assurance that a commercially viable mineral deposit exists on the Big Cat Property. Further exploration will be required before a final evaluation is made as to economic and legal feasibility of our properties.

We have not been involved in any bankruptcy, receivership or similar proceedings. We have not undergone any material reclassification, merger, consolidation or purchase or sale of significant assets not in the ordinary course of business.

Description of our Business

(i) Our Principal Products and Services

We are a junior mineral exploration company. We have an option to acquire 50% of 14 Wollastonite Claims in the Big Cat Mining Division in the Province of British Columbia. We acquired our option from Whitegold in an arm's length transaction. To date, Whitegold has expended approximately $3 million on the Big Cat Property. We have obtained an independent review of our project from Downey and Associates which confirms that the project is worthy of further development. We will seek financing to complete a further $3,500,000 in exploration on the Big Cat Property which is necessary for our company to earn a 50% undivided interest.

(ii) Competitive Business Conditions and Our Position In Our Industry

Vast areas of Western Canada and the U.S. Pacific Northwest have been explored and in some cases staked through mineral exploration programs. Vast areas also remain unexplored. The cost of staking and re-staking new mineral claims and the costs of most phase one exploration programs are relatively modest. Additionally, in many more prospective areas, extensive literature is readily available with respect to previous exploration and development activities. These facts make it possible for a junior mineral exploration company with experienced management such as ours to be very competitive with other similar companies.

In effect, we are also competitive with senior companies who are doing grass roots exploration. In the event our exploration activities prove up initial findings, we anticipate being able to attract the interest of better financed industry partners to assist on a joint venture basis for infrastructure development. We are at a competitive disadvantage compared to established mineral exploration companies when it comes to being able to complete extensive exploration programs on claims which we hold or may hold in the future. If we are unable to raise capital to pay for extensive exploration, we will be required to enter into joint ventures with industry partners which will result in our interest in our claims being substantially diluted.

(iii) Sources and Availability of Raw Materials

The current assessment report for the Company's Wollastonite project indicates 1.2 million tones of ore grading 62% wollastonite.

(iv) Requirement of Government Approval

We are required to apply for numerous government approvals in order to commence mining. All costs to obtain the necessary government approvals will be factored into technical and viability studies in advance of a decision being made to proceed with development of our ore body.

The formal permitting process for our project will commence in the fourth quarter 2002 with the issuance of a Pre-Application report to the B.C. regulatory agencies.

The mining industry in Canada and the United States is highly regulated. Our President, Mr. Michael Halvorson, has extensive industry experience and is familiar with all government regulations respecting the initial acquisition and early exploration of mining claims in British Columbia, Canada. We are unaware of any proposed or probable government regulations which would have a negative impact on the mining industry in British Columbia. We propose to adhere strictly to the regulatory framework which governs mining operations in British Columbia.

(v) Costs and Effects of Compliance with Environmental Laws

The wollastonite ore, waste rock and treatment processes are largely environmentally benign. The ore and waste material are overwhelmingly acid consuming. The treatment process utilizes few reagents in low concentrations and produces tailings with few mobile metals. The main concern with respect to tailings water quality is high suspended totals due to the amount of fine calcite in the ore. However, it is likely that a combination of time and possibly flocculants will control the suspended solids to acceptable levels.

We expect overall costs of compliance to be minimal and to be within the economic parameters established for development of our project.

(vi) Our Full Time and Part Time Employees

We currently have two part time employees, namely Mr. Michael Halvorson, our President, C.E.O. and Director and Mr. Phil Mudge, our Secretary and Director.

Item 2. Plan of Operation

Management of the Company will actively seek new investors to increase our cash reserves which will permit us to move into Phases 2 and 3 of our work program.

We do not expect any significant changes in the number of our employees. Presently, we are fortunate to have the services of an experienced President given our limited financial resources. Our current management team will satisfy our requirements for the foreseeable future.

Technical Terms Glossary

The following defined technical terms are used in our registration statement:

"214 +/-4 Ma on hornblende" means the age of the mineral hornblende expressed in millions of years (214) before the present time (Ma). The range of accuracy is present in +/- million years.

"acicularity" means the degree of needle-like crystals (i.e. Wollastonite crystals in this registration statement);

"Bowser Group" means the group of rock formations that comprise a thick assemblage of rocks known collectively as the Bowser Group;

"calcareous siltstone" means a fine-grained sandstone that contains some calcite or dolomit;

"carbonatites" means a high-carbonate rock derived from hot magmatic fluid;

"clinopyroxene" means a collective name for the monoclinic pyroxenes;

"Coast Mountain Belt" means a belt of intrusive rocks that occurs near the coast of British Columbia;

"comminution" means the act of pulverization, breaking crushing or grinding of rock;

"coralline reef limestone" means a reef limestone composed mainly of organic fossils

"diopside" means a calcite-magnesium silicate mineral;

"Early Devonian" means the oldest part of the Devonian Period. The Early Devonian system of strata was deposited between 380 and 410 million years before the present time;

"Early Jurassic" means the oldest part of the Jurassic Period. The Early Jurassic system of strata was deposited between 160 and 210 million years before the present time;

"elliptical Zippa Mountain nepheline syenite pluton" means an oval-shaped intrusion of coarse grained igneous rock in intermediate composition, undersaturated with respect to silica. The Zippa Mountain pluton is the name given to it by the geologists who mapped the area for the Geological Survey of Canada;

"felsic volcanics" means a light colored volcanic rock;

"intercalated mafic" means dark colored volcanic rocks that are inter-fingered with other rock types.

"Intermontain Belt" means the lengthy belt (just to the east of the Coast Plutonic Complex) of the sedimentary and volcanic rocks, which are intruded by any intrusive rocks;

"Late Triassic" means the youngest part of the Triassic Period. The Late Triassic system of strata was deposited between 210 and 220 million years before the present time;

"Lewes River Groups" means an assemblage of volcano-sedimentary rocks that was formally named by the Geological Survey of Canada for a type locality near the Lewes River;

"lower greenschist" means a week type of regional metamorphism;

"magmatic processes" means any of the several forms of emplacement of igneous rocks;

"mafic gangue" means dark colored, undesired minerals within a mineral deposit;

"melasyenite" means a dark colored granular intrusive rock composed mainly of orthoclase;

"mesozoic" means the one of the eras of geologic time- it includes the Triassic, Jurassic and Cretaceous periods;

"metasomatic processes" means a process which occurs during replacement of rock types, Commonly related to the replacement of rocks which are temporally and/or spatially related to intrusive rocks;

"Middle Jurassic" means the middle part of the Jurassic Period. The Middle Jurassic system of strata was deposited between 150 and 160 million years before the present time;

"Mount Raven diorite" means an intrusion of intermediate composition, which is named for the nearby mountain;

"Paleozoic" means the rocks that were laid down during the Paleozoic Era (between 67 and 507 million years ago);

"Permian" means the system of strata was deposited during the Permian Period of Geological time scale - between 150 and 160 million years before the present time;

"Permian - Middle Triassic" means the interval of time between the Permian and Middle Triassic Periods of the geologic time scale;

"Photometric" means a dust sampling method in which samples of dust are collected on filter paper and then placed in a photometer (an instrument for measuring the intensity of light) to determine the quantities of various elements;

"pluton" means a body of igneous rock that has formed beneath the surface of the earth by consolidation of magma;

"pyroxenite" means a coarse-grained igneous rock consisting chiefly of pyroxenes;

"Seraphim Mountain granite" means an intrusive rock consisting mainly of quartz and feldspar, which is named after the nearby mountain;

"silanes" means a colorless spontaneously combustible flammable gas that is used as a surface modifying agent in the plastics filler business;

"skarns" means rocks composed mainly of lime-bearing silicates and derived from nearly pure limestone and dolomite. Skarns are commonly related to the contact metasomatic process around plutons;

"Spatsizi Groups" means a group of mainly volcanic rocks;

"Stikine Assemblage" means the assemblage of rocks that occur within the Stikine Terrane - one of five parallel, northwest-southeast trending belts, which comprise the Canadian Cordillera. This belt of Permian to Middle Jurassic volcanic and sedimentary rocks defines assemblage.

"Stuhini" means Triassic age sediments of the Stuhini Group, which occur in northern British Columbia;

"syenite" means a granular igneous rock composed essentially of orthoclase;

"thermal metamorphic" means the process by which rocks are altered in composition, texture and internal structure by heat;

"Triassic" means the system of strata that was deposited between 210 and 250 million years before the present time;

"wollastonite" means a natural calc-silicate rock found in metamorphic assemblages. It is used in ceramics, plastics and insulating materials;

"zenoliths" means a fragment of another rock of an earlier solidified rock of the same mass enclosed in an igneous rock;

General Background on Wollastonite

Wollastonite is named after William Hyde Wollaston, the English chemist and mineralogist who discovered it in the late 1700's. It is a naturally occurring metasilicate, CaSiO3, which was first mined in California, in the 1930's to supply material for a white mineral woll. It has a theoretical composition of 48.3% CaO and 51.7% SiO2, but impurities such as iron, magnesium or manganese may substitute for part of the calcium, thereby reducing it's whiteness.

The aspect ratio (length to diameter ratio) of wollastonite particles is commonly between 5:1 and 8:1 and may be as high as 20:1 depending on the processing techniques. This ratio (acicularity) is important in filler applications as it has a mechanical reinforcing effect. The brightness and opacity of wollastonite reduce pigment costs in filler applications and low moisture and oil absorption allow high loadings. Wollastonite is relatively chemically inert and it has a low solubility in water but is decomposed by concentrated hydrochloric acid. Some surface charge exists naturally on milled particles and this allows surface coating which is important in specialist filler applications.

World Production and Markets

Wollastonite is generally found in two types of deposits: skarns formed by thermal metamorphic and metasomatic processes, and carbonatites formed by magmatic processes.

There are many occurrences of the mineral wollastonite, but deposits of sufficient size and purity to be economically viable are rare. The main producers are located in the United States, Mexico, China, Finland and India. World wollastonite production capacity is estimated at 700 kt, with China leading world production at 38%, followed by the US with 29%, and India with 15%. Wollastonite production has increased markedly since 1990, when approximately 270 kt was produced. The two leading North American producers are NYCO and R.T. Vanderbilt. Total world wollastonite consumption was estimated at to 800 kt in the year 2000. Asia led the top consumer countries followed by Europe, North America and Latin America.

Chemical Markets

The largest chemical market is in ceramics, especially in tiles, though also in white ware. The main reason for use is as a processing aid, in that it allows the ceramic body to be fast-fired. This is a method of processing that allows the ceramic to be fired in hours rather than in days with considerable capital and operating cost savings. Difficulties are encountered doing this with non-wollastonite bodies, which contain volatiles and tend to bloat, blister or delaminate; and due to sensitivity to thermal shock which causes breakage during the fast heating and cooling cycles. Wollastonite's fibrous form allows the contained volatiles to escape to the exterior, and reinforce the body, both green and fired, and the glaze, inhibiting cracking, crazing and chipping; the mineral has low heat expansion characteristics which overcome cracking from thermal shock.

Metallurgical end-uses are the second largest, consuming 19% of world requirements. The largest sector is for use in casting powders in the continuous casting of steel. The powder protects the surface of the steel from oxidation, insulates it to keep it molten, lubricates the mold, and absorbs impurities. A low grade of wollastonite is usable as long as it is free from sulphur and phosphorus.

Some wollastonite has long been used as a component of mineral wool glass, in Finland, Mexico and previously California.

Physical Markets

These rely mainly on the acicularity of the wollastonite crystal. They include asbestos-replacement markets and plastic fillers.

Plastics end-uses take up 10% of the world usage. The products are sophisticated, involving special processing, such as special methods of comminution and classification to produce high aspect ratio fibers and surface treatments. The main end-uses are in thermoplastics and in thermoset polymers, all mainly for automotive end-uses.

Wollastonite is also used as a high brightness extender pigment in coatings, particularly exterior architectural coatings and anti-corrosive primers, however current usage is small.

North American Producers and Potential Producers

There are three main North American wollastonite producers  Nyco and R.T. Vanderbilt, both in upstate New York, plus sporadic production by Pfizer in California. A deposit at Gilbert, Nevada has been under investigation for several years, but now appears to be dormant.

In 1994, Nyco acquired mineral rights to the large Pilares deposit, 50 km northwest of the city of Hermosillo in Sonora, northwest Mexico which is currently in production. The property contains 1,150 acres of mineral rights and 1,950 acres of surface rights. There is virtually no overburden and the mining operation is open pit. Reserves of 50 Mt of wollastonite, grading 60% or better, have been delineated.

The ore is high grade and contains high aspect ratio wollastonite, which go to plastics end-users. The major markets are in ceramics, coatings and metallurgical fluxes. It is estimated that Nyco spent US$100 million to open the mine, flotation and processing plant with a capacity of 90 ktpy to 216 ktpy.

It is too early to say whether the Big Cat wollastonite product will have a market. However, based on the work completed to date it appears that the specifications for the market can be met with the Big Cat product. Further marketing studies will be required to determine what quantity of the Big Cat product can be marketed and general terms for such products.

Mining and Processing

The following sections are a brief discussion on the mining, processing and transportation options for the Big Cat deposit. The review is based on the geological and metallurgical testwork completed to date.

Mining

The Big Cat deposit appears amenable to open pit mining methods using conventional truck and excavator techniques.

The cut-off grade, ore/waste ratios, bench plans and pit design can only be completed when further drilling, metallurgical and geotechnical testwork and cost analyses have been completed.

In general terms for a mine in this location mine production would only be performed during the summer months over a 90 day production period, limited by the extent of snow melt at the beginning of the season and by the on set of snow at the end of the season. Therefore the mine fleet would be selected for a higher daily production rate than a year round operation.

The ore would be stockpiled at the mine site for onward transport to the mill facilities

Essentially, mining of this deposit would be similar to a small quarrying operation. The equipment would likely be a small tracked hydraulic top hammer drill, an excavator together with small (22  25 t) articulated mining trucks.

Support equipment such as a bulldozer, motor grader and water truck would also be required. It is likely that mining would be a contract operation.

Mine waste could be stockpiled on the north side of the deposit.

Grade control would generally be by visible methods. Wollastonite is easily distinguishable from the surrounding rock. In fact, based on a review of the drill core logs, the error in visual estimate of the wollastonite content was less than 5% for material grading higher than 60% wollastonite, compared to the assay results.

An on-site laboratory would also be used for grade control using blast hole samples.

Metallurgy

In general, there are two methods used for the processing of wollastonite; the wet method such as that used by Partek Minerals in Finland, and the dry method used by Nyco Minerals in the USA.

The dry method involves primary, secondary and tertiary crushing to less than 1.2 mm using jaw, gyratory and roll crushers respectively. The crushed ore is then screened into various size fractions which are passed through high-intensity magnetic separators to remove garnet and diopside. The fractions are blended and ground further using pebble and attrition mills to produce wollastonite with aspect ratios of between 15:1 and 20:1.

In the wet processing method, the crushed wollastonite ore is separated from limestone and dark-coloured waste rock by photometric sorting. The ore that passes this first stage is then crushed and ground further to around 200 µm and treated by reverse floatation. Calcite is floated from wollastonite and the wollastonite is passed through wet high-intensity magnetic separation to remove iron oxides. Final processing involves filtering, drying and pebble milling to the required product size.

Coated grades of wollastonite, particularly for use in plastics, are produced by surface treating ground material with chemical coupling agents or surface-modifiers. The basic function of these chemicals is to modify the surface of the filler particles so that they wet and disperse more readily, but more significant improvements can be achieved with agents that react with both the resin and the filler to provide a good bond between the two. Coupling agents are divided into three main categories; acids, silanes and titanates.

Big Cat Metallurgical Testwork

Metallurgical testing of the Big Cat ores was completed over an eighteen month period in 1996-97, at International Metallurgical and Engineering (IME) to develop a flowsheet for recovering a high-grade wollastonite product.

The testwork indicated that a high purity wollastonite product can be produced from the Big Cat wollastonite ores using only classification and flotation processes to remove calcite and mafic gangue minerals after grinding to approximately 80% passing 120 microns.

Grinding liberates the wollastonite from the gangue minerals comprising largely of calcite, clinopyroxene, garnet and silicate. Testwork established that slimes removal is important for flotation efficiency and wollastonite product quality.

Flotation produces a high-grade wollastonite product by rejecting the remaining calcite, garnet and clinopyroxene. An overall concentrate mass recovery of approximately 50% was achieved in the laboratory locked cycle flotation tests at a wollastonite recovery of approximately 84% at a head grade of about 58% to 60% wollastonite.

The process operates at its natural slightly alkaline pH. Preliminary water quality analysis of the reject stream did not indicate any deleterious elements.

The reject solids, comprising the slimes and gangue minerals had a very high neutralization potential, primarily due to the presence of wollastonite and calcite.

Testwork that will optimize the fine grinding and classification circuit configuration equipment selection and process conditions would be part of the next stage of work.

1996 Testwork

A number of drill hole samples were collected for the testwork. Eight composite samples covering various wollastonite grades were prepared for testwork using NQ drill core samples from holes DDH-1 to DDH-4, as shown in Table 1.1.

Table 1.1 - Drill Hole Core Samples for Initial Work

Composite No.	Drill Hole No.	Depth at which Sample is Taken (ft)	Weight (g)	Wollastonite Grade (%)	Weighted Average Grade (1) (%)
1	DDH1	29.95 31.95 31.95 33.95 33.95 35.95 35.95 37.95	808 708 723 854	49.44 33.41 53.34 69.14	52.12
2	DDH1	87.95 89.95 89.95 91.95 91.95 93.95 93.95 95.95	901 950 1,019 848	38.50 59.14 33.98 56.00	46.53
3	DDH1	117.95 119.95 119.95 121.95 121.95 123.95 123.95 125.95	951 800 1,101 849	54.93 58.49 79.30 82.87	69.36
4	DDH2	20.70 22.70 22.70 24.70 24.70 26.70 26.70 28.70	1,001 902 652 1,006	- 68.75 80.20 60.11	68.27
5	DDH3	16.10 18.10 18.10 20.10 20.10 22.10 22.10 24.10	1,076 1,015 863 956	42.49 25.06 - 51.96	39.66
6	DDH3	52.10 54.10 54.10 56.10 56.10 58.10 58.10 60.10	798 1,052 950 901	72.64 54.87 75.75 55.75	64.28
7	DDH4	16.20 18.20 18.20 20.20 20.20 22.20 22.20 24.20	1,009 1,046 1,035 1,005	40.30 43.50 - 51.79	45.17
8	DDH4	56.20 58.20 58.20 60.20 60.20 62.20 62.20 64.20	956 957 852 1,051	72.68 73.67 78.59 45.00	66.62

Note: (1) Analysis by bulk chemical method.

The core was delivered to IME, crushed to 25 mm, coned and quartered. These composites were used in all the testwork.

Eight scoping tests were conducted using these composites. Locked cycle testing was carried out to provide data that would better estimate the mass of wollastonite concentrate produced from the ores. An overall composite sample of the eight test composites was prepared and used for the six locked cycle tests.

1997 Testwork

Six further locked cycle test were performed using samples from drill holes number 27, 29, 30, 32 and 35. Locked cycle test No. 7 used a composite of the 1997 program material from drill holes No., 23 to 35. The table below lists the weighted average head grades for each composite, and the amount of material taken from each section.

Table 1.2 - Drill Hole Core Samples for Subsequent Testwork

Composite No.	Drill Hole No.	Depth at Which Sample is Taken (ft)	Weight (g)	Weighted Average Grade(1) (%)
97-27	DDH27	8.6 m 108.6 m	500 g at 2 m intervals	58.28%
97-29	DDH29	6.63 m 96.63 m	500 g at 2 m intervals	48.76
97-30	DDH30	8.12 m 114.12 m	500 g at 2 m intervals	55.49
97-32	DDH32	18.5 m 28.5 m 44.7 m 107.0 m	500 g at 2 m intervals	47.12
97-35	DDH35	4.58 m 74.58 m	500 g at 2 m intervals	Nd

Note: (1) Analysis by bulk chemical method.

The samples were prepared according to the following procedure:

The ground ore was classified in two stages. The mill discharge was first screened at 297 microns to remove the coarse fraction, which was recycled to the mill. The screen undersize in the initial testwork was subsequently de-slimed using a 37 micron screen before feeding the ore to flotation. This testwork was repeated with screening at 20 microns to lower the mass of wollastonite lost in the slimes.

After desliming, the wollastonite product was conditioned for five minutes and then floated in a Denver flotation machine. The ground flotation feed was conditioned for five minutes, then floated for two minutes in a rougher stage and a total of eight minutes in three scavenger stages. The combined rougher and scavenger froth, containing the gangue, was re-floated for four minutes in the first cleaner stage and five minutes in the second cleaner stage. The flotation collectors were added as water based emulsions. Frother was added neat to the process. Oleic acid was always added in stages to the process rather than in a single addition. The recovery results from the testwork are shown in Table 1.3.

Table 1.3 - Wollastonite Recovery Results

Composite	Testwork	Ore Grade % Wollastonite	% Wollastonite Recovery Overall	% Mass Recovery Overall	% Wollastonite Lost in Sliming	% Wollastonite Lost in Gangue
Comp 27 Comp 29 Comp 30 Comp 32 1997 Comp	1996 1996 1997 1997 1997 1997 1997	55 81 60 52[2] 54 50 50	81.8 84.0 85.8 84.8 92.8 80.6 77.8	45.0 68.0 51.5 44.1 50.1 40.3 58.9	7.7 11.3 4.1 1.2 2.4 1.0 5.0	10.5 4.7 10.1 17.2 4.8 18.4 17.2
	Average, all	57.4	83.9	48.3	4.7	11.4
	Average, 1997	53.2	84.4	45	2.7	12.9

The most significant metallurgical parameters resulting from the testwork are summarized as follows:

Average mill head grade	=	58.1% wollastonite
Average concentrate mass recovery	=	50.5% of feed mass
Average wollastonite recovery, approximate	=	84%
Wollastonite losses (approximate)
Gangue	=	10%
Slimes	=	60%
Grind size, P80	=	120 microns
Reagent addition, oleic acid	=	2,200 g/t
Finished product size specifications:
Grade 8	=	5 8 microns
Grade 3	=	3 5 microns
Grade 10	=	20 30 microns
Grade 100	=	40 50 microns

Based on this program, it appears that the wet grinding and flotation recovery method would be well suited to the Big Cat deposit. However, significant additional testwork will be required to optimize this work and test the complete ore body in terms of variability.

Other work will include dewatering testwork and water quality analysis.

Project Infrastructure

One of the critical aspects of the Big Cat development will be the infrastructure. This will include:

-Site Access

-Offices and Camp

-Water Supply

-Power Supply

-Sewage Disposal

-Fuel Storage

The location of the nearby Snip Mine and the existing Eskay Creek Mine road will assist in this development. It is likely that a new road will be required from Bob Quinn, on the Eskay Creek road, to the mine site. Based on existing topographical maps, this road would be approximately 100 km.

The road design would be to the current British Columbia Forest Practices Code and be similar to several mine site roads in north and central British Columbia. This road would be used to transport personnel and supplies to the site and for transport of the wollastonite to the port of Stewart for onward shipping.

Power generation would be by diesel gensets. Power requirements would be small, likely in the 2-3 megawatt range.

Personnel would stay at the site on a 2 or 4 week rotating shift basis, and be housed at a camp located at the site.

The operation would be typical of other northern British Columbia mines such as Eskay Creek, Snip and Golden Bear.

A second option would be to transport the whole ore from the mine to a treatment facility at the Snip Mine. The wollastonite product could then be bagged and shipped by hovercraft from to Wrangell. This is how the Snip mine operated and the infrastructure for such an operation is still in place.

Recommended Work Program

Our consultants, Downey & Associates, concluded that the Big Cat project warrants further expenditure because:

The review agrees with the mineralized material calculation completed by Whitegold.

The contained wollastonite appears to be readily recoverable by standard wet processing methods, at a recovery and chemical and physical grade that could achieve market penetration.

The project location is remote. However it is reasonably close to existing mining infrastructure and transport routes to assist in project development.

The current drillhole spacing insufficient to support a feasibility study and additional drilling will be required.

The consultants do not know of any social or environmental issues that could jeopardize the project.

The consultants recommend a four year, three phase program to complete a pre-feasibility study followed by a detailed feasibility study. All dollar figures are Canadian.

Phase 1.

This phase would commence in mid-2002 and be completed by the end of February 2003. This work would include a marketing study and some additional metallurgical testwork. The marketing study would allow us to determine the value ranges for the products that could be produced from the Big Cat deposit. It would also help predict the market potential and growth sectors for wollastonite.

This work would likely be completed by a specialized consulting group or individual, with specialized knowledge of the wollastonite market. The estimate for this stage is $50,000.

Phase 2.

This phase would take approximately two years, at which time a pre-feasibility would be completed. The work would include diamond drilling, geotechnical work, metallurgical and mineralogical testwork, engineering studies and environmental studies.

Expenditures of $450,000 are estimated to complete this work.

Phase 3.

Phase 3 would culminate in the completion of a bankable feasibility study and would take an additional two years at an estimated cost of $3,000,000. This phase would include the taking of a bulk sample from the deposit for detailed mineralogical and metallurgical testwork.

It would also include further diamond drilling, geotechnical testwork and drilling, infrastructure and site selection, transportation studies, geological reserve calculations, mine planning, metallurgy and process selection and capital and operating cost estimates. The environmental work required to achieve a Project Development certificate would also be completed during this phase.

The following Table 1.4 shows a generalized breakdown of the costs associated with Phases 1 to 3.

Table 1.4 - Estimated Budget

Project Management & Administration	$850,000
Geology & Ore Reserves	$1,300,000
Geotechnical	$80,000
Mining	$50,000
Marketing	$100,000
Metallurgy & Process Selection	$230,000
Infrastructure & Site Selection	$250,000
Project Evaluation & Feasibility	$360,000
Capital & Operating Costs	$280,000
Total	$3,500,000

Item 3. Description of Property

Office Premises

We operate from our offices at 7928 Rowland Road, Edmonton, Alberta, T6A 3W1, Canada. Space is provided to us on a rent free basis by Mr. Halvorson, a director of the Company. We are not a party to any lease. It is anticipated that this arrangement will remain until we are able to generate revenue from operations and require additional office space for new employees. Management believes that this space will meet our needs for the foreseeable future.

Location and Access

The Big Cat Wollastonite property is situated in the Iskut River Map Area (NTS 104B/11W), about ten kilometres southwest of the confluence of the Iskut and Craig Rivers (fig. 1). The property is 70 kilometres east of tidewater at Wrangell, Alaska and approximately 150 kilometres northwest of Stewart, BC.

The nearest road access is the Eskay Creek Mine Access Road, which is located 60 kilometres to the east along the Iskut River. The property is presently accessible by helicopter from Bronson Creek (the site of Homestake's SNIP gold mine), which is about 15 kilometres east of the property. The SNIP mine commonly used aircraft from Smithers, BC and transported much of the ore by Hovercraft to Wrangell. Ocean-going barges can be used from Wrangell, up the Stikine River to its confluence with the Iskut River.

Tenure Status

The Big Cat Wollastonite property is wholly owned by Whitegold Natural Resource Corp. and is located in the Liard Mining Division. A 10% Net Profits Interest (NPI) is due to 495488 B.C. Ltd. The property is approximately 28 km2 and consists of 122 mineral claim units (figure 2). The significant tenure information is summarized in Table 1.5. Lloyd and Associates carried out a legal survey of the claims in 1997. This survey discovered a narrow triangular fraction between the ISK1 and ISK 3 claims. This gore of open ground was subsequently staked as the Grizzly claim.

Table 1.5 - BIG CAT PROPERTY CLAIM STATUS

Tenure No.	Claim Name	Expiry Date	Units	Tag No.
334360	ISK 1	2005/12/15	20	227242
334361	ISK 2	2005/12/15	20	227224
334362	ISK 3	2005/12/15	20	227243
334362	ISK 4	2005/12/15	18	227245
342825	ISK 5	2005/03/03	16	227213
343826	ISK 6	2005/03/03	16	227224
349262	Grizzly	2002/08/10	5	228114
349836	BRIL 1	2005/08/15	1	669160M
349837	BRIL 2	2005/08/15	1	669161M
349838	BRIL 3	2005/08/15	1	669162M
349839	BRIL 4	2005/08/16	1	669163M
349840	BRYS 1	2005/08/16	1	669164M
349841	BRYS 2	2005/08/16	1	669165M
349842	BRYS 3	2005/08/16	1	669200M

Physiography and Climate

The Big Cat Property area is situated within the Boundary Ranges of the Coast Mountains, which are typified by extreme relief and glaciated Alpine terrain. The property exhibits rugged mountains up to 2000 meters in elevation with numerous glaciers and well-exposed rock-faces. Most of the property is above the tree line at 1500 meters  vegetation is limited to alpine flora, including stunted coniferous trees.

The Upper Bril Zone (where the best defined Wollastonite deposit occurs) is on the Southeast flank of a Northwest-Southeast trending ridge. The peak of the ridge is at 1490m and extends down slope to 1420 meters. The upper part of the deposit is mainly outcrop but the lower slopes are talus covered  mainly wollastonite boulders. This gives rise to a spectacular white face, which is visible from several kilometres away.

The climate in the area is dominated by cloud, low fog, and unsteady winds with brief periods of stable sunny and hot summer days. This climatic zone, because of its proximity to the ocean, rarely sees temperatures below 0° and rarely has any significant snowfall accumulations. The Iskut region is notorious for its year-round unstable weather, which is responsible for many "weather days" when flying is not possible.

History of Exploration

The Big Cat Wollastonite occurrence was first reported by Kerr (1948) following the original GSC regional mapping (1926-1929) in the area. His explorations covered 2500 sq. km. In the Stikine River area it was necessary to map the topography as well as the geology. Other geological studies in the Iskut River area were conducted by Monger (1991), Gunning (1992, 1993), Logan et al (1990, 1993). And McLelland et al (1993).

Lueck discovered the main wollastonite occurrences, during his mapping of the area as part of his Masters thesis at the University of British Columbia. Lueck (1993) also carried out a geological mapping and rock-sampling program on behalf of Super Twin Resources (now Whitegold). Mineralogical and XRF analyses was done at UBC and showed that the white fibrous wollastonite-rich material can be easily separated from the dark gangue minerals. The material also showed a high aspect ratio of approximately 5:1.

Field work in 1995 consisted of a field program aimed at determining the quality and quantity of wollastonite on the property and comprised trenching, bulk sampling and detailed geological mapping. Several large wollastonite deposits were discovered during this program.

The 1997 field season at the Big Cat Wollastonite property comprised diamond drilling (22 holes totalling 1980 meters), trenching (120 lineal meters), detailed geological mapping and a legal survey. All of the trenches were mapped and sampled and a two tonne bulk sample was collected from four test pits on the Main Zone of the BRIL Zone. Four holes, totalling 445m, were also drilled on this zone. The core, trench and bulk samples were analyzed by XRF at the Cominco Research Laboratory (CRL) in Vancouver, BC. The fieldwork was based out of the Pamicon camp located at the base of the Bronson airstrip, approximately 1.5 kilometres from the Snip Gold Mine.

The 1007 field program consisted of 1,890 meters of diamond drilling, 120 lineal meters of blast trenching, approximately 5 tonnes of representative bulk sampling, and detailed geological mapping. It also included engineering and environmental work associated with the project's pipeline option from the mine site to Bronson Creek.

Diamond drilling was focused on proving a mineable wollastonite deposit resource at the Main Zone of the BRIL deposit. Twelve holes (BRIL-97-23 to BRIL-97-34, were dedicated to this task and were drilled along four parallel fences spaced 30 meters apart and aligned perpendicular to the strike of the deposit. Drill holes BRIL-97-25 and BRIL-97-34 were drilled to confirm the northwest and southeast contacts of the wollastonite zone. Drill hole BRIL-97-39 was drilled in the hangingwall and established a northeast limitation to the deposit. It also tested the structural competence of the anticipated open-pit backwall.

Drill holes BRIL-97-35 to BRIL-97-38, were drilled to test for other targets  including the western extension of the Bril Deposit, a potential feldspar resource, a gold-bearing regional fault structure west of the Bril deposit and the Cliff wollastonite zone.

The trenching comprised four 30-meter long blast trenches parallel to the drill fences. Each trench was mapped and sampled at 2-meter intervals as well as bulk sampled (total 5 tonnes). All the material was analyzed by XRF at the CRL in Vancouver.

Engineering work consisted of a geotechnical assessment and route selection for ore transportation, preliminary mineralogical and metallurgical work for wollastonite recovery and a geotechnical assessment of the proposed open pit and tailings facility.

Geology

Regional Geology

The Big Cat Wollastonite Property was first mapped by Kerr (1948) who identified Mesozoic sediments and volcanics. Later work has identified these as lying within an uplifted area known as the Stewart Complex (Grove, 1986). Monger and Berg (1984) defined this setting as the Stikine Terrane of the Intermontain Belt adjacent to the margin with the Coast Mountain Belt. The Stikine Terrane is characterized by Paleozoic to Middle Jurassic strata and comprises four components. These are Stikine Assemblage, the Stuhini and Lewes River Groups, and Hazelton and Spatsizi Groups and the Bowser Group.

The Upper Paleozoic Stikine Assemblage forms the basement of Stikinia (Brown et al., 1991) and comprises Early Devonian to Permian arc volcanic rocks interbedded with massive carbonate units and fine-grained clastic rocks. In the Stikine and Iskut rivers region, common sequences of the Stikine Assemblage consist of stratigraphically important coralline reef limestone and intercalated mafic to felsic volcanics (Pitcher, 1960 and Anderson, 1989). Structural and/or metamorphic events (contraction/extension, uplift, metamorphism) in the Stikine Terrane are interpreted to have occurred during Permian  Middle Triassic, Late Triassic  Early Jurassic and younger times (Anderson, 1993).

The Stuhini and Lewes Groups, which comprise Triassic clastic sedimentary rocks, overlie the Paleozoic Stikine Assemblage, Triassic and Jurassic plutons and coeval volcanics, which are interpreted to be remnants of magmatic island arc complexes (Monger and Price, 1979). The Hazelton and Spatsizi are composed of Early Jurassic volcanic arc rocks with intercalated clastic sediments and associated plutonic rocks. The Bowser Group consists of Mid  Jurassic to Early Cretaceous fine to coarse grained clastic rocks, which were deposited within the Bowser Basin. Recent volcanic activity, comprising basalt, ash and cinders is observed at Hoodoo Mountain  an impressive 1550 meter high, ice capped dormant volcano located 15 kilometres north of the Big Cat Property.

Most of the rocks in the area exhibit low-grade metamorphism (usually lower greenschist) but are often altered in proximity to intrusive stocks, plutons and batholiths.

Folding and faulting complexly deform most of the pre-Triassic rocks. The most common structural feature a regional northeast  southwest trending faults, which can have offsets of several kilometres.

Property Geology

The Big Cat Property encompasses the elliptical Zippa Mountain nepheline syenite pluton, that outcrops over a 3.5km by 5 km. area (Figure 3). This intrusion is zoned, layered, characterized by a well-developed planar mineral fabric and, based on modal mineralogy) is strongly silica  undersaturated. The Mount Raven diorite and the Seraphim Mountain granite are two other intrusions within the property and temporally related to the Zippa Mountain pluton. Together, they all comprise the Zippa Mountain Igneous Complex.

The Late Triassic a Zippa Mountain pluton has an age of ~210Ma, based on U/Pb dating of zircon. Lithological zoning within the Zippa Mountain pluton consists of a syenite core and marginal phases of melasyenite and pyroxenite. The Mount Raven Pluton is undated but is older than the Seraphim Mountain intrusion, which is dated at 214 +/- 4 Ma on hornblende (R. G. Anderson in Hunt and Roddick, 1991). The Mount Raven pluton is brecciated by the Seraphim Mountain pluton. These plutons intrude complexly deformed and metamorphosed Paleozoic limestone and calcareous siltstone of the Stikine Terrane.

To date, five main wollastonite occurrences have been discovered on the property. These are the Cliff, Glacier, Bartnick, Brys and Bril (Figure 3). The Cliff, Glacier, BryS and Bril occur as series of xenoliths within the pyroxenite border phase of the Zippa Mountain pluton. The Bartnick occurrence is unique in that it appears to occur peripheral to the pluton and, unlike the other wollastonite zones, is interlayered with chert and marble layers.

A northeast  southwest tending, regional scale fault is located at the western end of the West Zone and the Upper Bril Deposit. The structure divides the Brill area into two distinct structural blocs. Both the NW and SE exhibit minor brittle and semi-ductile shear zones, which are sub-parallel to the regional fault. The majority of these shear zones dip moderately towards the southeast.

A second set of faults, observed predominantly within the NW block, trend WNW-ESE and WSW-ENE. Generally, the WNW-ESE faults dip moderately towards the north.

Geology of the Bril Deposit

The lowest stratigraphic unit within the metasedimentary sequence is interpreted to be the interlayered quartzite and biotite-rich schists that outcrop to the south of the Far West Extension. These pelitic rocks exhibit a well-developed adulatory tectonic fabric, which dips moderately towards the northeast and northwest.

Interlayered wollastonite, marble, and calc-silicate layers within the Far West Extension are interpreted to be stratigraphically above the pelitic unit described above. This interpretation is supported by the similarity in the orientation of the foliation and layering within both the Far West Extension and the pelitic unit. This interpretation is, however, complicated by the presence of a felsic syenite dyke, which occurs in between the two units.

Metavolcanics, located immediately north of the upper Bril, are interpreted to be stratigraphically above the wollastonite-bearing calcareous unit. This unit, however, does not exhibit the isoclinal folding or badinage that is observed in the marbles and is associated with a structural event, which deformed and uplifted the marbles prior to the deposition of the metavolcanics.

The Bril deposit, located in the southeast corner of the Zippa Mountain Pluton, consists of large, extensively altered wollastonite-rich layers, which strike northwest  southeast, and dips steeply to the northwest (Figure 4). Wollastonite occurrences in the vicinity of the Bril deposit include the Far West Extension, the Far East Extension and minor wollastonite layers to the north of the Bril deposit.

The Bril deposit is divided into the upper Bril deposit, consisting of the East, West and Main Zones, and the lower Bril, which occurs 150 meters south of the upper Bril (Figure 4). The wollastonite skarn is associated with minor amounts of clinopyroxene and titanium-bearing andradite garnet and trace amounts of titanite, apatite, feldspar, carbonate and quartz. The diminution of the wollastonite content is chiefly attributed to centimetre to meter scale pyroxenite dykes, which crosscut the deposit.

The exposed portion of the upper Bril deposit measures greater than 360 meters long and approximately 50meters wide. The Main Zone, which forms the basis of this study, outcrops as a 120 m long and 50m wide tabular pod in the centre of the upper Bril occurrence. Diamond drilling and trenching conducted on the upper Bril deposit during the 1996 and 1997 programs is shown in Figure 4. Diamond drilling indicates that the Main Zone extends to a depth of at least 100 meters. Mapping and drill core logging shows that the hangingwall and footwall contacts are quite sharp. The north-western and south-eastern (both in section and plan) indicate jagged contacts  likely due to the intercalation of other rock types at the edge of the skarn alteration zone. An examination of some of the drill core, numerous core photographs and the drill logs indicates that the wollastonite content is primarily related to the inclusion of other minerals such as pyroxene, garnet, feldspar and carbonate. These impure layers strike parallel to the gross form of the skarn itself. The layers are extremely difficult to correlate from section to section or from surface mapping. A transition zone with more abundant impure layers commonly occurs near the footwall contact of the Upper Bril wollastonite deposit. Cross-sections constructed perpendicular to the strike of the Main Zone are shown in Figures 5-8.

The wollastonite skarn is a white to light green rock consisting of greater than 30% wollastonite. It varies in grain size from fine-grained (1mm long) to coarse  grained (5cm long), interlocking, acicular and/or tabular crystals. It contains, on average, 25% melanite, andradite and, locally, garnet, approximately 15% diopside and augite, minor amounts of interstitial feldspar, titanite and trace amounts of apatite. The wollastonite is commonly well foliated but, locally, it is massive. Trace amounts of pyrite occur in the wollastonite along fractures and microveinlets. Millimetre-thick late stage quartz and calcite veins locally crosscut wollastonite.

The wollastonite skarn, which occurs east of the regional fault structure, is distinctively different from the wollastonite skarn located west of the fault. The former consists of pure, high-grade wollastonite containing minor garnet and pyroxene. Wollastonite west of the fault is commonly interlayered, on both the outcrop and map scale, with calc-silicates and marble layers and results in lower wollastonite grades. Similarly, calc-silicate and marble units within the Far West Extension range in wollastonite content from 0% to 49%.

Mineralized Material Calculation

Wollastine is visually distinguishable as a white to light green material found in crystallike form. The wollastonnite body is surrounded on all sides by pyroxenite except on the southeast where syenite is dominant. Downey & Associates (D & A) carried out the geological interpretation on northeast-southwest cross sections showing the geology as logged. All of the sub-surface interpretations were validated against geological surface mapping. Geologic contacts were extended to the boundaries of the resource block. The Bril Main Zone is exposed over more than 100 m along strike and approximately 50 m perpendicular to strike. Extensive diamond drilling and trenching over two years confirmed that the Main Zone extends at least 100 m below surface and has an approximate thickness of 50 metres. The geological information and analyses from fans of drill holes (2-3 holes per section) were used to calculate the resources. These sections are located 30 metres apart. Surface mapping and drill hole oblique to the sections were sued to define the along-strike limits of the deposit. One hole was drilled parallel to the long axis of the deposit in the hanging wall and confirmed the north-eastern boundary of the deposit.

Methodology

The drilling database contains 18 drill holes with a total length drilled a 1,958 metres. Trenching excavated 190 lineal metres from four trenches. A total of 679 wollastonite grades were obtained over 2 metres intervals in drill core and laterally in the trenches. The weighted averages of the down-hole intersections were utilized in the mineralized material calculation. D&A prepared manual, cross-sectional based mineralized material estimates for the upper Bril deposit. The parameters used were as follows:

Minimum thickness down hole for resource blocks                 6 m

Minimum internal waste thickness down hole                          4 m

Influence normal to holes or sections for resource blocks      15 m

Mineralized material blocks are constrained by limits of wollastonite as mapped and determined from drill holes

Blocks were isolated on the basis of the bi-sectional boundaries

A total of 3 separate specific gravity measurements were made by Whitegold. The results of this work an average of 2.91 t/m3 was obtained for wollastonite. The specific gravity of blocks not considered being wollastonite was estimated to be 3.1 t/m3, which is the weighted average of the garnetite and pyroxenite mean values.

Mineralogical Material Estimate

The Big Cat Wolalstonite deposit is classified at this time as a geological resource based on the following definition supplied by the Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves (1988):

"A Resource is an in situ (meaning as it occurs on surface or underground) mineral occurrence quantified on the basis of geological data and a geological cut-off grade only. The term 'Ore Reserve' will only be used if a study of the technical and economic criteria and data relating to the 'Resource' has been carried out and it will be stated in terms of mineable tonnes or volume and grade."

This definition is similar to the U.S.G.S. definition of an Indicated Resource (1980):

"Resources whose location, grade, quality and quantity are known or estimated from specific geologic evidence. Identified resources include economic, marginally economic, and sub economic components. To reflect varying degrees of geologic certainty, these economic divisions can be subdivided into measured, indicated and inferred.

The total Indicated geological resources of the Big Cat wollastonite deposit is 1,198,552 tonnes grading 62.03%. An itemized resource calculation is tabulated below in Table 1.6. In order to comply with US SEC terminology, the Indicated Resource would be termed "Other Mineralized Material".

Table 1.6 - Big Cat Property Mineralized Material Estimate

Section	Resource Block	Tonnes	Total Tonnes	Grade	Weighted Average Grade
A-A'	A1	2,933		82.74
	A2	8,309		67.89
	A3	162,265		61.46
	A4	160,310		61.16
	A5	15,640		54.01
	A6	3,910		81.93
		Total	353,366		61.55

B-B'	B1	14,076		66.93
	B2	182,988		58.27
	B3	165,393		59.70
	B4	110,262		68.23
	B5	166,566		64.75
	B6	12,903		68.13
	B7	12,903		67.97
		Total	665,091		62.46

C-C'	C1	7,038		63.43
	C2	11,730		51.58
	C3	42,228		56.54
	C4	27,370		65.74
	C5	5,865		57.46
	C6	7,625		63.58
	C7	3,519		83.23
	C8	1,760		68.87
	C9	43,401		59.64
		Total	150,535		60.20

D-D'	D1	6,491		73.23
	D2	14,467		66.79
	D3	5,474		65.17
	D4	1,799		65.74
	D5	1,329		60.50
		Total	29,560		67.56

		Grand Total	1,198,552		62.03
Estimated Grade and Tonnage			1,198,552	tonnes @ 62.03% Wollastonite

Mineralogy

General Mineral Chemistry and Physical Properties

A limited number of chemical and physical tests have been carried out on drill core samples from the Big Cat deposit at the International Metallurgical and Engineering (IME) laboaratory in British Columbia in 1996 and at CRL. The results of these tests are shown in Table 1.7 as compared to those of a typical Wollastonite.

Table 1.7 - Chemical & Physical Properties
Chemical	Typical Wollastanite(1)	Big Cat(2)
CaO S1O2 Fe2O3 MgO Al2O3 LOI	38 - 47% 47 - 52% 0.15 1.6% 0.04 2.0% 0.08 3.5% 0.5 2.0%	38% 48% 3.9% 3.45% 0.34% 0.2 0.7%
Physical
pH Specific Gravity Moisture Content Brightness	9 11 2.8 3.1 g/cm3 1% 90 93 GE	2.8 3.9 g/cm3 0.1% N/A

(1) From Roskill Information Services

(2) From IME testwork

FIGURE 1 - Map of British Columbia showing the location of the Big Cat Wollastonite Property.

FIGURE 2 - 1:50,000 scale map showing the Big Cat Wollastonite Property

FIGURE 3 - Legal Survey of the Claims

FIGURE 4 - Geology of the Zippa Mountain Pluton and Wollastonite Skarns

FIGURE 5 - Map of the Bril Wollastonite Deposit

Item 4. Security Ownership of Certain Beneficial Owners and Management

The table below lists the beneficial ownership of our voting securities by each person known by us to be the beneficial owner of more than 5% of our securities, as well as the securities beneficially owned by all our directors and officers. Unless specifically indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Common	Phil Mudge Box 20100 TCM Kelowna, B.C. V1Y 9H4	513,000 shares Direct Ownership	46.05%
Common	Michael Halvorson 7928 Rowland Road Edmonton, Alberta T6A 3W1	100,000 shares Direct Ownership	8.97%
Common	Management as a Group (two directors)	613,000 shares Direct Ownership	55.02%

Item 5. Directors and Executive Officers, Promoters and Control Persons

Our directors and officers are as follows:

Name	Age	Position
Phil Mudge	38	Secretary and Director
Michael Halvorson	57	President, C.E.O. and Director

Our officers and director will serve until the next annual meeting of the shareholders or until his death, resignation, retirement, removal, or disqualification, or until his successors have been elected. Vacancies in the existing Board of Directors are filled by majority vote of the remaining directors. Our officer serves at the will of the Board of Directors. There are no family relationships between any executive officer or director.

Resumes

Phil Mudge

Phil Mudge was appointed to his positions on August 1, 2001. Mr. Mudge has been President of Cody Tree Service Ltd. for the past 14 years. Cody Tree Service services the utility industry in Western Canada providing construction crews, vegetation control, consulting and strategic operational solutions. Project involvement includes right of way construction and maintenance. As President, Mr. Mudge directs the day to day operations of the Company including project planning, project estimates and crew and contract supervision.

Michael Halvorson

Michael Halvorson was appointed to his positions on August 1, 2001. From 1980 to the present, Mr. Halvorson has been the President of Halcorp. Capital Ltd. Halcorp. Capital Ltd. is a private corporation which specializes in junior resource company financing. Mr. Halvorson has acted as a consultant to numerous junior resource companies during the period 1993 to the present.

Conflicts of Interest

Our officers and directors may in the future become shareholders, officers or directors of other exploration and development companies. Accordingly, direct conflicts of interest may arise in the future with respect to individuals acting on our behalf and on behalf of other companies. We do not have a right of first refusal to opportunities that come to management's attention.

Item 6. Executive Compensation

No compensation has been awarded to, earned by or paid to our officers and/or directors since our inception. Management has agreed to act without compensation until authorized by the Board of Directors, which is not expected to occur until we have generated revenues from operations. As of the date of this registration statement, we have no funds available to pay officers or directors. Further, our officers and director are not accruing any compensation pursuant to any agreement with us.

SUMMARY COMPENSATION TABLE
					Long Term Compensation
		Annual Compensation			Awards		Payouts
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Name and Principle Position	Year	Salary ($)	Bonus ($)	Other Annual Comp- ensation ($)	Restricted Stock Award(s) ($)	Securities Underlying Option/SARs (#)	LTIP Payouts ($)	All Other Comp- ensation ($)
Michael Halvorson, President and Director	2001	$0.00	$0.00	$0.00	$0.00	0	$0.00	$0.00
Phil Mudge, Secretary and Director	2001	$0.00	$0.00	$0.00	$0.00	0	$0.00	$0.00

Item 7. Certain Relationships and Related Transactions

There are no related transactions.

Item 8. Description of Securities

Our authorized capital stock consists of 100,000,000 shares, of common stock, par value $0.0001 per share. There are 1,114,000 shares of common stock issued and outstanding as of the date of this registration statement.

Common Stock

All shares of common stock have equal voting rights and are entitled to one vote per share in all matters to be voted upon by shareholders. Our shares have no pre-emptive, subscription, conversion or redemption rights and may be issued only as fully paid and non-assessable shares. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of our issued shares represented at any meeting where a quorum is present will be able to elect the entire Board of Directors. In that event, the holders of the remaining shares of common stock will not be able to elect any directors. In the event of liquidation, each shareholder is entitled to receive a proportionate share of our assets available for distribution to shareholders after the payment of liabilities and after distribution of preferred amounts. All shares of our common stock issued and outstanding are fully paid and non-assessable. Holders of stock are entitled to share pro rata in dividends and distributions with respect to the common stock out of funds legally available for that purpose.

There are no outstanding options or warrants to acquire our shares. 1,114,000 of our 1,114,000 issued shares are restricted securities as that term is defined in the Securities Act.

PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

There is no trading market for our common stock. There has been no trading market to date. Management has not discussed market making with any market maker or broker dealer. We cannot guarantee that a trading market will ever develop or if a market does develop, that it will continue.

Market Price

Our common stock is not quoted at the present time. The Securities and Exchange Commission has adopted a rule that established the definition of a "penny stock," as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

* that a broker or dealer approve a person's account for transactions in penny stocks; and

* the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must

* obtain financial information and investment experience and objectives of the person; and

* make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule relating to the penny stock market, which, in highlight form,

* sets forth the basis on which the broker or dealer made the suitability determination; and

* that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

In general, under Rule 144, a person who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding common shares or the average weekly trading volume during the four calendar weeks before such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of our company.

Holders

There are forty six (46) shareholders of our common stock.

Dividends

We have not paid any dividends to date, and have no plans to do so in the immediate future.

Transfer Agent

We do not have a transfer agent at this time.

Item 2. Legal Proceedings

We are not a party to any legal proceedings.

Item 3. Changes in and Disagreements with Accountants

We have no changes in or disagreements with our accountants.

Item 4. Recent Sales of Unregistered Securities

During the period November 1, 2001 to April 30, 2002, we issued 1,114,000 common shares at $0.10 per share to 46 subscribers under Regulation S. None of the offerees or purchasers are U.S. persons as defined in Rule 902(k) of Regulation S, and no sales efforts were conducted in the U.S., in accordance with Rule 903(c). Subscribers to the offering acknowledge that the securities purchased must come to rest outside the U.S., and the certificates contain a legend restricting the sale of such securities until the Regulation S holding period is satisfied in accordance with Rule 903(b)(3)(iii)(A).

Item 5. Indemnification of Directors and Officers

Article VI of our Bylaws states certain indemnification rights. Our Bylaws provide that we possess and may exercise powers of indemnification for officers, directors, employees, agents and other persons. Our Board of Directors is authorized and empowered to exercise all of our powers of indemnification, without shareholder action. Our assets could be used to satisfy any liabilities subject to indemnification.

PART - FINANCIAL STATEMENTS

BIG CAT MINING CORPORATION

(formerly Big Cat Investment Services Inc.)

(An Exploration Stage Company)

FINANCIAL STATEMENTS

(Expressed in United States dollars)

APRIL 30, 2002

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of

Big Cat Mining Corporation

(formerly Big Cat Investment Services Inc.)

(An Exploration Stage Company)

We have audited the balance sheets of Big Cat Mining Corporation (formerly Big Cat Investment Services Inc.) (An Exploration Stage Company) as at April 30, 2002 and 2001 and the related statements of operations, stockholders' equity (deficiency) and cash flows for the years then ended and for the period from incorporation on June 19, 1997 to April 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2002 and 2001 and the results of its operations and its cash flows for the years then ended and for the period from incorporation on June 19, 1997 to April 30, 2002 in accordance with United States generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has no established revenues and has incurred net losses since inception. These factors raise doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/"DAVIDSON & COMPANY"
Vancouver, Canada	Chartered Accountants

June 6, 2002

A Member of SC INTERNATIONAL

BIG CAT MINING CORPORATION

(formerly Big Cat Investment Services Inc.)

(An Exploration Stage Company)

BALANCE SHEETS

(Expressed in United States Dollars)

As at April 30

	2002	2001
ASSETS
Current
Cash	$ 72,878	$ -
Subscriptions receivable	32,300	-

Total assets	$ 105,178	$ -
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
Current
Accounts payable and accrued liabilities	$ 725	$ 479

Stockholders' equity (deficiency)
Capital stock (Note 4)
Authorized
100,000,000 common shares with a par value of $0.0001
Issued and outstanding
April 30, 2002 1,114,000 common shares
April 30, 2001 500,000 common shares	111	50
Additional paid-in capital	111,289	-
Deficit accumulated during the exploration stage	(6,947)	(529)

Total stockholders' equity (deficiency)	104,453	(479)

Total liabilities and stockholders' equity (deficiency)	$ 105,178	$ -

History and organization of the Company (Note 1)

Going concern (Note 2)

On Behalf of the Board of Directors:

/s/Phil Mudge                                                     /s/Michael Halvorson

Phil Mudge, Director                                         Michael Halvorson, Director

The accompanying notes are an integral part of these financial statements.

BIG CAT MINING CORPORATION

(formerly Big Cat Investment Services Inc.)

(An Exploration Stage Company)

STATEMENTS OF OPERATIONS

(Expressed in United States Dollars)

	Cumulative Amounts From Incorporation on June 19, 1997 to April 30, 2002	Year Ended April 30, 2002	Year Ended April 30, 2001
EXPENSES
Filing and transfer agent fees	$805	$605	$200
Exploration fees	2,296	2,296	-
Office and miscellaneous	315	265	-
Professional fees	3,531	3,252	279

Loss for the period	$ (6,947)	$(6,418)	$(479)

Basic and diluted loss per share		$(0.02)	$(0.01)

Weighted average number of shares outstanding		420,860	500,000

The accompanying notes are an integral part of these financial statements.

BIG CAT MINING CORPORATION

(formerly Big Cat Investment Services Inc.)

An Exploration Stage Company)

STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIENCY)

(Expressed in United States Dollars)

	Common Stock
	Number of Shares Issued and Outstanding	Amount	Additional Paid-in Capital	Deficit Accumulated During the Exploration Stage	Total Stock- holders' Equity (Deficiency)

Inception, June 19, 1997	-	$-	$-	$-	$-

Common shares issued for services	500,000	50	-	-	50

Net loss for the period	-	-	-	(50)	(50)

Balance, April 30, 1998, 1999 and 2000	500,000	50	-	(50)	-

Net loss for the year	-	-	-	(479)	(479)

Balance, April 30, 2001	500,000	50	-	(529)	(479)

Common shares issued for cash	791,000	79	79,021	-	79,100

Common shares issued for cash received subsequent to year end (Note 8)	323,000	32	32,268	-	32,300

Cancellation of stock	(500,000)	(50)	-	-	(50)

Net loss for the year	-	-	-	(6,418)	(6,418)

Balance, April 30, 2002	1,114,000	$111	$111,289	$(6,947)	$104,453

The accompanying notes are an integral part of these financial statements.

BIG CAT MINING CORPORATION

(formerly Big Cat Investment Services Inc.)

(An Exploration Stage Company)

STATEMENTS OF CASH FLOWS

(Expressed in United States Dollars)

	Cumulative Amounts From Incorporation on June 19, 1997 to April 30, 2002	Year Ended April 30, 2002	Year Ended April 30, 2001
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(6,947)	$(6,418)	$(479)
Item not affecting cash:
Common shares issued (cancelled) for services	-	(50)	-

Changes in non-cash working capital item:
Increase in accounts payable and accrued liabilities	725	246	479

Net cash used in operating activities	(6,222)	(6,222)	-

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of shares	111,400	111,400	-
Increase in subscriptions receivable	(32,300)	(32,300)	-

Net cash provided by financing activities	79,100	79,100	-

Change in cash during the period	72,878	72,878	-

Cash, beginning of period	-	-	-

Cash, end of period	$72,878	$72,878	$-

Supplemental disclosure with respect to cash flows:
Cash paid for income taxes	$-	$-	$-
Cash paid for interest	-	-	-

Supplemental disclosure of non-cash activities:
Common shares issued (cancelled) for services	$-	$(50)	$-

The accompanying notes are an integral part of these financial statements.

BIG CAT MINING CORPORATION

(formerly Big Cat Investment Services Inc.)

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in United States Dollars)

APRIL 30, 2002

1. HISTORY AND ORGANIZATION OF THE COMPANY

The Company was incorporated on June 19, 1997 under the laws of the State of Nevada to engage in any lawful business or activity for which corporations may be organized under the laws of the State of Nevada. The Company did not commence operations until January 1, 2000. The Company is in the business of exploration and development of mineral properties and has not yet determined whether its option on mineral properties contain mineral resources that may be economically recoverable. The Company therefore has not reached the development stage and is considered to be an exploration stage company.

2. GOING CONCERN

These financial statements have been prepared in accordance with generally accepted accounting principles of the United States of America applicable to a going concern which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The general business strategy of the Company is to acquire mineral properties either directly or through the acquisition of operating entities. The continued operations of the Company and the recoverability of mineral property costs are dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production. The Company's ability to continue as a going concern is dependent on these factors. These financial statements do not include any adjustments that might result from this uncertainty.
	April 30, 2002	April 30, 2001

Deficit accumulated during the exploration stage	$ (6,947)	$ (529)
Working capital (deficiency)	104,453	(479)

3. SIGNIFICANT ACCOUNTING POLICIES

Generally accepted accounting principles

These financial statements have been prepared in accordance with generally accepted accounting principles of the United States of America.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

BIG CAT MINING CORPORATION

(formerly Big Cat Investment Services Inc.)

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in United States Dollars)

APRIL 30, 2002

3. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Cash and cash equivalents

The Company considers all investments with a maturity of three months or less to be cash equivalents.

Resource properties

Costs of acquisition, exploration, carrying, and retaining unproven properties are expensed as incurred. Costs incurred in proving and developing a property ready for production are capitalized and amortized over the life of the mineral deposit or over a shorter period if the property is shown to have an impairment in value.

Environmental requirements

At the report date, environmental requirements related to mineral claims acquired (Note 5) are unknown and therefore an estimate of any future cost cannot be made.

Income taxes

Income taxes are provided in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carryforwards. Deferred tax expenses (benefit) result from the net change during the year of deferred tax assets and liabilities.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Recent accounting pronouncements

In July 2001, the FASB issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all future business combinations and specifies criteria that intangible assets acquired in a business combination must be recognized and reported apart from goodwill. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 will also require that intangible assets with estimable useful lives be amortized over their respective estimated useful lives, and reviewed for impairment in accordance with SFAS No. 121. The Company has adopted the provisions of SFAS 141 and SFAS 142 as of July 1, 2001.

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 143 ("SFAS 143") "Accounting for Asset Retirement Obligations" that records the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets. The initial recognition of the liability will be capitalized as part of the asset cost and amortized over its estimated useful life. SFAS 143 is required to be adopted effective January 1, 2003.

BIG CAT MINING CORPORATION

(formerly Big Cat Investment Services Inc.)

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in United States Dollars)

APRIL 30, 2002

3. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Recent accounting pronouncements (cont'd)

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144 ("SFAS 144") "Accounting for the Impairment or Disposal of Long-Lived Assets" that supersedes Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS 144 is required to be adopted effective January 1, 2002.

The adoption of these new pronouncements is not expected to have a material effect on the Company's financial position or results of operations.

Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing income (loss) available to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings (loss) per share takes into consideration shares of common stock outstanding (computed under basic earnings per share) and potentially dilutive shares of common stock.

4. CAPITAL STOCK

On June 19, 1997, the Company issued 500,000 shares for services at an agreed value of $50.

On April 30, 2002, the Company issued 1,114,000 shares at $0.10 per share for cash proceeds in the amount of $111,400, of which $32,300 was received subsequent to year end (Note 8).

On March 1, 2002, the Company cancelled 500,000 shares, which were initially issued on inception of the Company. Capital stock has been reduced by $50 to eliminate the value initially recorded on issuance.

5. RESOURCE PROPERTIES

Liard Mining Division

Under an agreement dated September 28, 2001, the Company entered into an option agreement to acquire a 50% undivided interest in certain mining claims located in the Liard Mining Division of British Columbia. As the claims do not contain any known reserves, the acquisition costs were expensed as incurred.

BIG CAT MINING CORPORATION

(formerly Big Cat Investment Services Inc.)

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in United States Dollars)

APRIL 30, 2002

5. RESOURCE PROPERTIES (cont'd)

Liard Mining Division (cont'd)

To exercise its option, the Company must incur exploration expenditures of $3,500,000 on the property as follows:

i) $50,000 on or before March 1, 2003;

ii) a further $100,000 on or before December 31, 2003;

iii) a further $350,000 on or before December 31, 2004;

iv) a further $1,000,000 on or before December 31, 2005; and

v) a further $2,000,000 on or before December 31, 2006.

Upon commencement of production, the Company is subject to a 3% net smelter returns royalty.

6. INCOME TAXES

The Company's total deferred tax asset as at April 30 is as follows:
	2002	2001

Tax benefit of net operating loss carryforward	$ 2,431	$ 185
Valuation allowance	(2,431)	(185)

	$ -	$ -

The Company has a net operating loss carryforward of approximately $7,000 which, if not used, will begin to expire in the year 2021. The Company has provided a full valuation allowance on the deferred tax asset because of the uncertainty regarding realizability.

7. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, subscriptions receivable, accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

8. SUBSEQUENT EVENTS

Subsequent to year end, the Company received $32,300 of the remaining cash proceeds for shares issued during fiscal 2002.

PART III

Item 1. Index to Exhibits

The following exhibits are filed with this Form 10-SB:
Assigned Number	Description
3.1	Articles of Incorporation
3.2	Articles of Amendment
3.3	Articles of Amendment
3.4	By-Laws
10.1	Mineral Option Agreement
23.1	Consent of Davidson & Company

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

BIG CAT MINING CORPORATION

Date: June 14, 2002

By: /s/Michael Halvorson

Michael Halvorson, President, C.E.O.,

Secretary and Director